

Mailstop 3233

October 26, 2016

Via E-mail
Gerard Stascausky
Managing Director, Iron Bridge Management Group, LLC
Iron Bridge Mortgage Fund LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

> **Re: Iron Bridge Mortgage Fund LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted September 28, 2016**
> **CIK No. 0001462371**

Dear Mr. Stascausky:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to include updated financial statements pursuant to Part F/S of Form 1-A.

2.   Please ensure that the consent of the independent accountant is properly signed and dated prior to requesting qualification.

The Notes, page 2

3.   We note that a Senior Noteholder may demand payment of its Senior Notes at any time after the first five months following the Issue Date. Please revise to clarify whether a Senior Noteholder may demand payment of its Senior Notes upon receipt of a Rate Change Notice and before the new interest rate has taken effect.

4.   It appears that you intend to offer Senior Notes with different terms such that all information investors would need to make an investment decision would not be included in the offering statement at the time of its qualification. In this regard, the interest rate applicable to the Senior Notes may not be determined until a future point in time, after qualification. In addition, the maturity date of the Senior Notes appears to vary, depending on when a Senior Noteholder demands payment, but is also limited based on the purchase date, such that the terms of the Senior Notes are not fully established at qualification. Further, we note your disclosure that "any Senior Noteholder may waive or modify the application of any provision of a Senior Noteholder agreement with respect to his own Senior Note, with the consent of the Manager," which may result in the terms of the Senior Notes being established subsequent to qualification and varying among different Senior Noteholders. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering in light of the factors noted above. We may have further comments.

5.   We note that you may change the interest rate applicable to the Senior Notes at any time with advance written notice to each Senior Noteholder, and that "the Interest Rate change is applied to all Senior Notes outstanding." Please revise your disclosure to clarify whether the new interest rate will apply to newly issued Senior Notes as well and, if so, how you plan to notify new investors of the new interest rate. Additionally, we note that an interest rate change will not take effect with respect to any given Senior Note for the first six months following the issue date of that note. Please advise us whether these policies could result in outstanding Senior Notes being subject to different interest rates for a period of time, depending on their respective issue dates. Finally, in light of your ability to change the interest rate applicable to the Senior Notes at any time, please explain how this offering will comply with Section 5 of the Securities Act. In your response, please address the effect of an interest rate change on outstanding Senior Notes. We may have further comments.

Risk Factors, page 5

6.   We note that your failure to pay interest or principal on the Senior Notes when due will be deemed an Event of Default. We further note that under these circumstances all unpaid principal and accrued interest, if any, will become immediately due and payable at the option of holders of a Majority of Interest. Please revise your disclosure in this section to address with specificity any material risks arising from the requirement that Senior Noteholders holding a majority of the principal of the outstanding Senior Notes act in concert to accelerate payment of the Senior Notes.

<u>The Manager has wide discretion to redeem equity interests in the Company prior to the maturity of the Senior Notes and to repurchase Senior Notes prior to maturity, page 7</u>

7. We note your disclosure in this risk factor indicating that the Manager may prepay "certain" Senior Notes at its discretion. Please revise your disclosure elsewhere in the offering statement to describe this right in more detail and to clarify under what circumstances the Manager might prepay certain Senior Notes but not others.

<u>Use of Proceeds, page 19</u>

8. You state because of the nature of the Company's cash flows, some proceeds from time to time may be used to repay Junior Notes or Senior Notes or to repurchase equity interests in the company. Please elaborate on the circumstances in which you may use proceeds of the offering to repay Junior Notes or Senior Notes or to repurchase equity interests.

9. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold. See Instruction 3 to Item 6 of Form 1-A.

<u>Business</u>

<u>Defensive Attributes of the Company's Business Model, page 24</u>

10. You estimate that $84.6 million in real estate collateral secures your approximately $59.5 million loan portfolio. Please revise to clarify if the estimated collateral is based on after-repair value, and if so, please balance this presentation and accompanying ratios, here and elsewhere as appropriate, with information about the current value.

<u>Legal Proceedings, page 36</u>

11. Please disclose any legal proceedings material to the business or financial condition of the issuer. As drafted, it appears that you exclude any such legal proceedings that may be in the ordinary course of business, however, Item 7(a)(1)(vi) does not provide for this type of exclusion.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Overview, page 39</u>

12. Please revise the table here and on page 45 to remove the pro forma presentation as it may imply that the amounts presented are directly attributable and factually supported by the transaction reflected therein. Limit the information contained in the presentation and

in footnote (4) to the table to a narrative format and clearly identify it as an example only.

Management, page 61

13.   We note your disclosure under "Company Expenses" stating "The Manager will be responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Company." We further note your disclosure under "Management Fees" stating "The base management fee covers the Manager's operating costs, including the cost of its own personnel, office space and general overhead." Please revise to reconcile these statements or explain why no reconciliation is necessary. Additionally, please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your executive officers.

Security Ownership of Management and Certain Securityholders, page 64

14.   Please revise to disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the equity interests that are held by the Susanne Baumann Trust.

Plan of Distribution, page 70

15.   Please revise your disclosure to clarify who will be participating in selling the Senior Notes on behalf of the company.

Certain Federal Income Tax Considerations, page 75

16.   The reinvestment program, described on page 3, allows Senior Noteholders to request that monthly interest payments be added to principal of the outstanding Senior Note. In this section you state that generally interest will be taxable at the time payments are accrued or received regardless of whether or not the interest is reinvested with the company. With a view toward disclosure, please advise whether the reinvestment of dividends would result in original issue discount, such that a holder would report interest during periods in which interest payments are not received. Also explain how you determined that a noteholder would generally be subject to tax when interest is accrued but unpaid.

Signatures

17.   When filing an amendment to the Offering Statement, please arrange for it to be executed by the company's Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in accordance with Rule 252 of Regulation A.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Gregory E. Struxness
Ater Wynne LLP